Eligibility Reversion would be allowed to exceed 25% as long as the Reversion for the duration of the Review Period is still less than 25%.

A revision to Source Category can only move lower one grade at a time (e.g., from Source Category 5 to Source Category 4, or from Source Category 4 to Source Category 3)

At any time in its reasonable discretion, UBS ATS management may revise a Source Category for any Subscriber Flow regardless of grading eligibility by changing it to a higher grade (e.g., from Source Category 3 to Source Category 4). Such a revision would generally occur in response to a significant change in client behavior or a consistent fluctuation of a Source Category grade, and the determination would be documented in the UBS ATS Execution Forum meeting minutes.

Source Categories used in the UBS ATS are defined as follows:

- Source Category 1: Order flows that meet the qualitative attributes for Source Category 1.
- Source Category 2: Order flows that (i) meet the qualitative attributes for Source Category 2 and are not eligible for grading; or (ii) meet the qualitative attributes for Source Category 2 and are eligible for grading as defined above where the PIN Eligibility Reversion level of the order flow is less than or equal to 2% and the Source Category 3 Eligibility Reversion is less than or equal to 10% and the Source Category 4 Eligibility Reversion is less than 25%.
- Source Category 3: Consists of (i) Order flows that meet the qualitative attributes for Source Category 2 and are eligible for grading as defined above where the PIN Eligibility Reversion level is greater than 2% and the Source Category 3 Eligibility Reversion is less than or equal to 10% and Source Category 4 Eligibility Reversion is less than 25%; (ii) Class B Subscribers that are included in the Source Category 3 Anchor Set; (iii) Order flows that do not meet the qualitative attributes for Source Category 2 and are eligible for grading as defined above, and that are not included in the Source Category 3 Anchor Set, where the Source Category 3 Eligibility Reversion level is less than or equal to 10% and the Source Category 4 Eligibility Reversion level is less than or equal to 25%; or (iv) all other order flows received that do not meet the qualitative attributes for Source Category 1 and Source Category 2 and are not eligible for grading.
- Source Category 4: Any order flows eligible for grading where the Source Category 3 Eligibility Reversion level is greater than 10% and the Source Category 4 Eligibility Reversion level is less than or equal to 25%.
- Source Category 5: Any order flows eligible for grading where the Source Category 4 Eligibility Reversion level is greater than 25%.

Restricting Crossing Against a Specific Source Category

For information on counter-party selection please see Part III, Item 14a of this Form ATS-N under the headline "Restricting Crossing Against a Specific Source Category" which dictates the permitted crossing restrictions that can be placed on orders for Class A Direct and Class A Indirect Subscribers as well as all Subscribers.

b. If yes to Item 13(a), is the segmentation of orders and trading interest the same for all Subscribers and the Broker-Dealer Operator?
☐ Yes   ☒ No

If no, identify and explain any differences.

Class A Direct Subscriber orders may be designated as Source Category 1, 2, 3, 4, or 5. For